Exhibit 99.1

C3is Inc.

C3IS INC. GRANTED 180-DAY EXTENSION BY NASDAQ TO REGAIN COMPLIANCE WITH MINIMUM BID PRICE RULE

Athens, Greece, February 22, 2024 – C3is Inc. (Nasdaq: CISS) (the “Company”), a ship-owning company providing dry bulk and crude oil tanker seaborne transportation services, today announced that the Company received formal notification from the Listing Qualification Department of the Nasdaq Stock Market (“Nasdaq”) notifying the Company that it has been granted an additional 180-day compliance period, or until August 19, 2024, to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq’s Marketplace Rule 5550(a)(2) (the “Rule”).

If at any time until August 19, 2024, the bid price of the Company’s common stock closes at or above $1.00 per share for a minimum of 10 consecutive trading days, the Company will regain compliance with the Rule, and the matter will be closed.

In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), Nasdaq staff determined that the Company was eligible for an additional 180-day period to regain compliance based on the Company meeting the continued listing requirement for the market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period and, if necessary, do so by effecting a reverse stock split.

If the Company does not meet the minimum bid price requirement during the additional 180-day grace period, Nasdaq will provide written notification to the Company that its shares will be subject to delisting. At such time, the Company may appeal the delisting determination to a Nasdaq Hearings Panel. The Company would remain listed pending the Panel’s decision. There can be no assurance that if the Company does appeal a subsequent delisting determination, that such appeal would be successful.

This current notification from Nasdaq has no immediate effect on the listing or trading of the Company’s shares of common stock, which continue to be listed and trade on The Nasdaq Capital Market.

ABOUT C3IS INC.

C3is Inc. is a ship-owning company providing dry bulk and crude oil seaborne transportation services. The Company owns three vessels, two handysize dry bulk carriers with a total capacity of 64,000 deadweight tons (dwt) and an Aframax oil tanker with a cargo carrying capacity of approximately 115,800 dwt, resulting with a fleet total capacity of 179,800 dwt. C3is Inc.’s shares of Common Stock are listed on the Nasdaq Capital Market and trade under the symbol “CISS.”

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance, including statements regarding the Company’s expectation regarding the intent and plan of the Company to regain compliance with the minimum bid price requirement, and the anticipated actions by the Nasdaq Staff and the Company’s responses and their anticipated outcome, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3IS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3IS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-dockings, shipyard performance, changes in C3IS INC’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Company Contact:

Nina Pyndiah

Chief Financial Officer

C3IS INC.

00-30-210-6250-001

E-mail: info@c3is.pro